UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): May 5, 2016

Lake Sunapee Bank Group

(Exact name of registrant as specified in its charter)

Delaware	000-17859	02-0430695
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

9 Main Street, P.O. Box 9

Newport, New Hampshire 03773

(Address of principal executive offices, zip code)

Registrant’s telephone number, including area code: (603) 863-0886

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01	Entry into a Material Definitive Agreement

On May 5, 2016, Lake Sunapee Bank Group (“Lake Sunapee”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Bar Harbor Bankshares (“Bar Harbor”). Pursuant to the Merger Agreement, Lake Sunapee will merge with and into Bar Harbor, with Bar Harbor as the surviving corporation (the “Merger”). Immediately following the Merger, Lake Sunapee Bank, fsb, a federally-chartered savings association and wholly-owned subsidiary of Lake Sunapee (“Lake Sunapee Bank”), will merge with and into Bar Harbor Bank & Trust, a Maine-chartered financial institution and wholly-owned subsidiary of Bar Harbor (“Bar Harbor Bank”), with Bar Harbor Bank as the surviving financial institution. It is expected that existing Lake Sunapee Bank branches will continue to operate under the Lake Sunapee brand after the Merger is completed. The Merger Agreement is attached as Exhibit 2.1 to this Current Report on Form 8-K and is incorporated herein by reference.

The boards of directors of each of Bar Harbor and Lake Sunapee have unanimously approved the Merger and the Merger Agreement. Subject to the approval of the Merger by the stockholders of Lake Sunapee and Bar Harbor, regulatory approvals, and other customary closing conditions, the parties anticipate completing the Merger during the fourth quarter of 2016 or first quarter of 2017.

Upon completion of the Merger, each Lake Sunapee shareholder will have the right to receive 0.4970 shares of Bar Harbor common stock for each share of Lake Sunapee’s common stock. Based on the closing price of $34.55 per share for Bar Harbor’s common stock on May 4, 2016, as reported on the New York Stock Exchange, the transaction value is estimated at $143 million in the aggregate.

All of the members of the board of directors and the executive officers of Lake Sunapee, in their capacity as stockholders, have entered into a voting agreement pursuant to which they have agreed to vote their shares of Lake Sunapee common stock in favor of the approval and adoption of the Merger Agreement and the Merger. A copy of the voting agreement is attached to the Merger Agreement and is also included with this Current Report on Form 8-K as Exhibit 10.1 and incorporated by reference herein. In addition, pursuant to the Merger Agreement and subject to certain terms and conditions, the board of directors of Lake Sunapee has agreed to recommend the approval and adoption of the Merger Agreement and the Merger to Lake Sunapee’s stockholders and will solicit proxies voting in favor of the Merger Agreement and Merger from Lake Sunapee’s stockholders.

The Merger Agreement contains representations, warranties, and covenants of Lake Sunapee and Bar Harbor including, among others, covenants requiring (i) Lake Sunapee to conduct its business in the ordinary course during the period between the execution of the Merger Agreement and the effective time of the Merger or the earlier termination of the Merger Agreement, and (ii) Lake Sunapee and Bar Harbor not to engage in certain kinds of transactions during such period. In addition, Lake Sunapee has agreed not to solicit proposals relating to alternative business combination transactions or, subject to certain exceptions, enter into discussions or negotiations or provide confidential information in connection with any proposals for alternative business combinations.

The Merger Agreement also provides for certain termination rights for both Bar Harbor and Lake Sunapee, and further provides that upon termination of the Merger Agreement under certain circumstances, Lake Sunapee will be obligated to pay Bar Harbor a termination fee of $5.5 million. Also, Lake Sunapee may terminate the Merger Agreement if, during the five-day period beginning ten days before the Closing Date, as defined in the Merger Agreement, both (i) the average daily closing sales prices of a share of Bar Harbor common stock during the twenty consecutive trading days (counting only days on which shares actually traded on the New York Stock Exchange) ending on the tenth day prior to the Closing Date, is less than 80% of Bar Harbor’s share price of $34.55 on May 4, 2016, and (ii) Bar Harbor’s share price declines by an amount that is at least 20% greater than the corresponding price decline in the SNL Bank Index.

As referenced above, the consummation of the Merger is subject to various conditions, including (i) receipt of the requisite approval of the Merger Agreement and Merger by the stockholders of Lake Sunapee and Bar Harbor, (ii) receipt of all required regulatory approvals, (iii) the absence of any law or order prohibiting the closing of the Merger, and (iv) the effectiveness of the registration statement to be filed by Bar Harbor with the Securities and Exchange Commission (“SEC”) with respect to the Bar Harbor common stock to be issued in the Merger. In addition, each party’s obligation to consummate the Merger is subject to certain other conditions, including the accuracy of the representations and warranties of the other party and compliance of the other party with its covenants.

Effective immediately following the closing date, Bar Harbor will expand the size of its board of directors by four seats and four current Lake Sunapee directors, including Stephen Theroux, will be appointed to the boards of directors of Bar Harbor and Bar Harbor Bank.

The foregoing description of the Merger Agreement and the Voting Agreement is not complete and is qualified in its entirety by reference to the Merger Agreement and the Voting Agreement, which are filed as Exhibits 2.1 and 10.1, respectively, and incorporated by reference.

Item 5.02	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers

In connection with the execution of the Merger Agreement, Bar Harbor, Bar Harbor Bank, Lake Sunapee and Lake Sunapee Bank are entering into settlement agreements with Stephen R. Theroux, Laura Jacobi, William J. McIver, Sharon Whitaker, Jodi Hoyt, H. Bliss Dayton, and Stephen Ensign.

The settlement agreements settle the benefits owed to the executives under their employment or consulting agreements, as applicable, with Lake Sunapee and Lake Sunapee Bank. Under the settlement agreements, Messrs. Theroux, McIver, Dayton and Ensign, and Mses. Jacobi, Whitaker and Hoyt will be entitled to a cash payment equal to $960,407, $845,000, $141,427, $180,000, $250,000, $223,000, $167,800, respectively. The settlement agreements provide that the cash payment made at closing shall be limited so that the payments with respect to the executives do not result in an “excess parachute payment” within the meaning of Section 280G of the Internal Revenue Code of 1986, as amended. The settlement agreements for Messrs. Theroux, McIver, Dayton and Ensign, and Mses. Jacobi, Whitaker and Hoyt are attached hereto as Exhibits 10.2, 10.3, 10.4, 10.5, 10.6, 10.7 and 10.8 and incorporated herein by reference.

The foregoing description of the settlement agreements is qualified in its entirety by reference to the settlement agreements attached hereto as Exhibits 10.2, 10.3, 10.4, 10.5, 10.6, 10.7 and 10.8 and incorporated herein by reference.

Forward-Looking Statements

This report contains some statements that may constitute forward-looking statements. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts. The forward-looking statements reflect Lake Sunapee’s current views about future events and are subject to risks, uncertainties, assumptions and changes in circumstances that may cause Lake Sunapee’s actual results to differ significantly from those expressed in any forward-looking statement. You should not rely uncritically on forward-looking statements because they involve significant known and unknown risks, uncertainties and other factors that are, in some cases, beyond Lake Sunapee’s control and which could materially affect actual results. The factors that could cause actual results to differ materially from current expectations include failure to complete the proposed Merger, the imposition of adverse regulatory conditions in connection with regulatory approval of the proposed Merger, disruption to the parties’ businesses as a result of the announcement and pendency of the Merger, the inability to realize expected cost savings or to implement integration plans and other adverse consequences associated with the Merger, changes in general economic conditions, changes in interest rates, changes in competitive product and pricing pressures among financial institutions within Lake Sunapee’s markets, changes in the financial condition of Lake Sunapee’s borrowers and other factors discussed in the reports that Lake Sunapee files with the Securities and Exchange Commission. The forward-looking statements contained herein represent Lake Sunapee’s judgment as of the date of this report, and Lake Sunapee cautions readers not to place undue reliance on such statements. For further information, please refer to Bar Harbor and Lake Sunapee’s reports filed with the SEC.

Important Additional Information for Stockholders and Where to Find It

In connection with the Merger, Bar Harbor will file with the SEC a registration statement on Form S-4 to register shares of Bar Harbor common stock to be issued to Lake Sunapee’s stockholders. The registration statement will include a proxy statement of Lake Sunapee and a proxy statement and a prospectus of Bar Harbor. A definitive proxy statement and prospectus will be mailed to Bar Harbor and Lake Sunapee stockholders seeking their approval of the Merger. Bar Harbor and Lake Sunapee may also file other relevant documents with the SEC regarding the proposed transaction.

INVESTORS AND SECURITY HOLDERS OF BAR HARBOR AND LAKE SUNAPEE ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Such documents are not currently available. Investors and security holders will be able to obtain the documents (when available) free of charge at the SEC’s website, www.sec.gov. Copies of the documents filed with the SEC by Bar Harbor and Lake Sunapee will be available free of charge on Bar Harbor’s website at www.bhbt.com under the tab “Shareholder Relations” and then under the heading “SEC Filings” or by contacting the Investor Relations Contact listed on the Investor Relations webpage or on Lake Sunapee’s website at www.lakesunbank.com under the tab

“Investor Relations” and then under the heading “SEC Filings” or by contacting the Investor Relations Contact listed on the Investor Relations webpage. You may also read and copy any reports, statements and other information filed with the SEC at the SEC’s Public Reference Room at 100 F Street, NE, Washington DC. Information about the operation of the SEC Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. The information on Bar Harbor and Lake Sunapee’s websites is not, and shall not be deemed to be, a part of this report or incorporated into other filings Bar Harbor or Lake Sunapee make with the SEC.

Bar Harbor, Lake Sunapee and their respective directors, executive officers and members of management may be deemed to be participants in the solicitation of proxies from the stockholders of Bar Harbor and Lake Sunapee in connection with the transaction. Information about the directors and executive officers of Bar Harbor is set forth in the proxy statement for Bar Harbor’s 2016 annual meeting of stockholders filed with the SEC on March 23, 2016. Information about the directors and executive officers of Lake Sunapee is set forth in the proxy statement for Lake Sunapee’s 2016 annual meeting of stockholders filed with the SEC on March 28, 2016. Additional information regarding the interests of these participants and other persons who may be deemed participants in the Merger may be obtained by reading the joint proxy statement/prospectus regarding the Merger when it becomes available.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.

Item 9.01.	Financial Statements and Exhibits.

Exhibit Number	Exhibit Description

2.1	Agreement and Plan of Merger dated May 5, 2016

10.1	Form of Voting Agreement

10.2	Settlement Agreement by and among Stephen R. Theroux and Bar Harbor Bankshares, Bar Harbor Bank , Lake Sunapee Bank Group and Lake Sunapee Bank, fsb

10.3	Settlement Agreement by and among William J. McIver and Bar Harbor Bankshares, Bar Harbor Bank & Trust, Lake Sunapee Bank Group and Lake Sunapee Bank, fsb

10.4	Settlement Agreement by and among H. Bliss Dayton and Bar Harbor Bankshares, Bar Harbor Bank & Trust, Lake Sunapee Bank Group and Lake Sunapee Bank, fsb

10.5	Settlement Agreement by and among Stephen Ensign and Bar Harbor Bankshares, Bar Harbor Bank & Trust, Lake Sunapee Bank Group and Lake Sunapee Bank, fsb

10.6	Settlement Agreement by and among Laura Jacobi and Bar Harbor Bankshares, Bar Harbor Bank & Trust, Lake Sunapee Bank Group and Lake Sunapee Bank, fsb

10.7	Settlement Agreement by and among Sharon Whitaker and Bar Harbor Bankshares, Bar Harbor Bank & Trust, Lake Sunapee Bank Group and Lake Sunapee Bank, fsb

10.8	Settlement Agreement by and among Jodi Hoyt and Bar Harbor Bankshares, Bar Harbor Bank & Trust, Lake Sunapee Bank Group and Lake Sunapee Bank, fsb

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

LAKE SUNAPEE BANK GROUP
Date: May 6, 2016	By:	/s/ Laura Jacobi

Laura Jacobi
Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Exhibit Description

2.1	Agreement and Plan of Merger dated May 5, 2016

10.1	Form of Voting Agreement

10.2	Settlement Agreement by and among Stephen R. Theroux and Bar Harbor Bankshares, Bar Harbor Bank , Lake Sunapee Bank Group and Lake Sunapee Bank, fsb

10.3	Settlement Agreement by and among William J. McIver and Bar Harbor Bankshares, Bar Harbor Bank & Trust, Lake Sunapee Bank Group and Lake Sunapee Bank, fsb

10.4	Settlement Agreement by and among H. Bliss Dayton and Bar Harbor Bankshares, Bar Harbor Bank & Trust, Lake Sunapee Bank Group and Lake Sunapee Bank, fsb

10.5	Settlement Agreement by and among Stephen Ensign and Bar Harbor Bankshares, Bar Harbor Bank & Trust, Lake Sunapee Bank Group and Lake Sunapee Bank, fsb

10.6	Settlement Agreement by and among Laura Jacobi and Bar Harbor Bankshares, Bar Harbor Bank & Trust, Lake Sunapee Bank Group and Lake Sunapee Bank, fsb

10.7	Settlement Agreement by and among Sharon Whitaker and Bar Harbor Bankshares, Bar Harbor Bank & Trust, Lake Sunapee Bank Group and Lake Sunapee Bank, fsb

10.8	Settlement Agreement by and among Jodi Hoyt and Bar Harbor Bankshares, Bar Harbor Bank & Trust, Lake Sunapee Bank Group and Lake Sunapee Bank, fsb